UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 15, 2007

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on November 14, 2007.

Luxottica Group and Oakley complete merger, beginning a journey that will make the business significantly stronger going forward

Milan, Italy and Foothill Ranch, California, November 14, 2007 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a global leader in eyewear, and Oakley, Inc. (NYSE: OO), a worldwide specialist in sport performance optics, announced today the completion of the merger between the two companies for a total purchase price of approximately US$2.1 billion. Oakley will now be a wholly-owned subsidiary of Luxottica Group and, as a result of the completion of the merger, Oakley’s shares will cease to trade on the New York Stock Exchange at the close of the market today.

Today marks the launch of a new Group with extraordinary potential, including expected consolidated pro forma net revenues for fiscal year 2007 of €5.7 billion and consolidated pro forma EBITDA for the same period of approximately €1.2 billion. Luxottica Group expects that the transaction will result in approximately €100 million per year in operating synergies within three years, driven by revenue growth and efficiencies.

Commenting on the merger, Andrea Guerra, CEO of Luxottica Group S.p.A., said, “We are extremely pleased with the closing of the merger with Oakley, with whom we have been partners for a long time. We have long admired the Oakley brand, products, and corporate culture. Joint teams from the two companies have been focusing for months on the tremendous business opportunities we have ahead, which will become operating plans by year-end. Today represents the beginning of a new phase for all of us, a journey which will make our Group much stronger going forward.”

Scott Olivet, CEO of Oakley, Inc., commented, “The fact that Luxottica and Oakley had similar beginnings, share the same values around the importance of brand and product, and have individuals around the world who have worked closely for years, gives us a very strong foundation for success.  While we have tremendous work in front of us, our early integration planning efforts give us confidence that the value of this combination can, in fact, be realized. We are excited to begin the next chapter in our history.”

In accordance with the terms of the June 2007 merger agreement, Oakley’s outstanding shares of common stock have been converted into the right to receive US$ 29.30 per share, in cash. Citibank has been appointed as the paying agent for Luxottica Group.

Luxottica Group and Oakley will hold a brief joint conference call to discuss the completion of the merger with the investment community on Thursday, November 15, 2007, at 7:00 AM PT (10 AM ET, 3 PM GMT and 4 PM CET). The audio webcast will be also available at Luxottica Group’s corporate website at www.luxottica.com/english/investor_relations/webcast.html and on Oakley’s investor website at investor.oakley.com. A replay of the conference call will be available starting on November 16 at 9:00 AM PT (12:00 AM ET, 5:00 PM GMT and 6 PM CET), calling from USA: +1 (866) 583 1039, UK: +44 (208) 196 1998 passcode 699162#. Members of the media may participate in the call in a “listen-only” mode. Please note that a slide presentation will be available for download from Luxottica Group’s investor relations corporate website at www.luxottica.com/english/investor_relations/presentation.html and on Oakley’s investor website at investor.oakley.com shortly before the start of the audio Web cast.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with over 5,900 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray-Ban, the best-selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Tiffany’s and Versace, and key house brands Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2006, Luxottica Group posted consolidated net sales of €4.7 billion. Additional information on the Group is available at www.luxottica.com.

About Oakley, Inc.

Oakley is a global leader in sport performance optics including premium sunglasses, goggles, and prescription eyewear. Headquartered in Southern California, the company’s optics brand portfolio includes Dragon, Eye Safety Systems, Fox Racing, Mosley Tribes, Oliver Peoples, and Paul Smith Spectacles. In addition to its global wholesale business, the company operates retail chains including Bright Eyes, Oakley Stores, Sunglass Icon and The Optical Shop of Aspen. The company also offers a wide selection of Oakley-branded apparel, footwear, watches and accessories. Additional information is available at www.oakley.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those that are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley’s operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s and Oakley’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and, under U.S. securities regulation, neither Luxottica Group nor Oakley assumes any obligation to update them.

Contacts:

Media Relations	Investor Relations
Carlo Fornaro Luxottica Group Corporate Communications Director +39 (02) 8633 4062 MediaRelations@luxottica.com	Alessandra Senici Luxottica Group Group Investor Relations Director +39 (02) 8633 4069 InvestorRelations@luxottica.com

Luca Biondolillo Luxottica Group Head of International Communications +39 (02) 8633 4668 LucaBiondolillo@luxottica.com	Lance Allega Investor Relations/Media Relations Oakley, Inc. +1 (949) 672-6985 LAllega@oakley.com

SEE ATTACHED TABLE AND NOTES

Pro forma EBITDA reconciliation table

	Luxottica FY07 E (billion of €)	Oakley FY07 E (billion of US$)	Pro forma Combined Entity FY07 E (billion of €)
Operating income (+)	0.8	0.1	0.9
Depreciation & amortization (+)	0.2	0.1	0.3
EBITDA (=)	1.1	0.2	1.2

Notes: Above figures for Oakley Inc. reflect an average exchange rate of €1 = US$1.35.

EBITDA represents operating income before depreciation and amortization.

Historical and forecasted EBITDA is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include them in this press release in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s historical and forecasted operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

Historical and forecasted EBITDA is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.  Rather, these non-GAAP measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these measures are not defined terms under U.S. GAAP and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA as evaluative tool may have certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.  Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.  Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as comparative tool, together with U.S. GAAP measurements, to assist in the evaluation of our historical and forecasted operating performance and leverage.

-ENDS-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

Date: November 15, 2007	By:/s/ ENRICO CAVATORTA
ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER